                                                       -------------------------
                                                             OMB APPROVAL
                                                       -------------------------
                                                       -------------------------
                                                       OMB Number:    3235-0058
                                                       Expires:   June 30, 1991
                                                       Average estimated
                                                       burden hours per
                                                       response . . .      2.50
                                                       -------------------------
                                                       -------------------------
                                                            SEC FILE NUMBER
                                                                0-23396
                                                       -------------------------
                                                       -------------------------
                                                             CUSIP NUMBER

                                                       -------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K     [ ] Form 20-F     [ ] Form 11-K
              [ ] Form 10-Q     [ ] Form N-SAR

     For Period Ended:  JUNE 30, 2001
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR For the Transition Period Ended:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION


5B TECHNOLOGIES CORPORATION
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

100 Sunnyside Boulevard
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Woodbury, NY  11797
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box in appropriate)

     [ ]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     [ ]   (b)   The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or
                 portion thereof, will be filed on or before the fifteenth
                 calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     [ ]   (c)   The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in a reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

     THE COMPANY WAS DELAYED IN PREPARATION OF ITS QUARTERLY REPORT ON FORM 10-Q DUE TO MANAGEMENT'S FOCUS AND DIVERSION OF RESOURCES IN CONNECTION WITH THE PROPOSED ACQUISITION OF CERTAIN OF THE ASSETS OF KNOWLEDGE STRATEGIES GROUP, INC. AND NEGOTIATION OF RELATED DOCUMENTS AND THE CLOSING WITH RESPECT THERETO.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Neil S. Belloff, Esq.                (212)          969-3000
--------------------------------------------------------------------------------
         (Name)                        (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                           [ ] Yes    [ ] No
--------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ] Yes    [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHMENT "A".
--------------------------------------------------------------------------------



                           5B Technologies Corporation
                      -----------------------------------
                       (Name of Registrant as Specified in
                                    Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:     August 14, 2001            By: /s/ Glenn Nortman
      -----------------------            ---------------------------
                                         Glenn Nortman
                                         President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240. 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                 ATTACHMENT "A"

                  5B TECHNOLOGIES CORPORATION AND SUBSIDIARIES
                  --------------------------------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------

                                    UNAUDITED
                                    ---------

                                                                Three Months       Three Months      Six Months         Six Months
                                                                Ended              Ended             Ended              Ended
                                                                June 30,           June 30,          June 30,           June 30,
                                                                2001               2000              2001               2000
----------------------------------------------------------------------------------------------------------------------------------
                                                               (UNAUDITED)        (UNAUDITED)       (UNAUDITED)       (UNAUDITED)
Net sales                                                     $  1,158,520      $   7,502,321      $  2,762,392      $  9,418,631
Cost of sales                                                      894,630          6,302,303         2,114,909         7,558,286
----------------------------------------------------------------------------------------------------------------------------------
       Gross profit                                                263,890          1,200,018           647,483         1,860,345
----------------------------------------------------------------------------------------------------------------------------------
Expenses:
      Selling                                                      277,500            229,485           642,505           423,104
      General and administrative expenses                          694,100            951,883         1,436,579         1,681,906
----------------------------------------------------------------------------------------------------------------------------------
       Total expenses                                              971,600          1,181,368         2,079,084         2,105,010
----------------------------------------------------------------------------------------------------------------------------------
(Loss) income from operations                                     (707,710)            18,650        (1,431,601)         (244,665)
Other income (expense):
      Settlement of lawsuit (note 3)                            (1,170,165)                 -        (1,234,956)                -
      Other, net                                                    73,284                  -            73,284                 -
      Interest expense                                             (18,094)           (32,710)          (42,361)          (67,856)
      Interest income                                               14,259             19,268            25,992            28,501
----------------------------------------------------------------------------------------------------------------------------------
(Loss) income before provision for income taxes and
discontinued operations                                         (1,808,426)             5,208        (2,609,642)         (284,020)
State and local taxes                                                  732              5,397            20,538             6,341
----------------------------------------------------------------------------------------------------------------------------------
        Loss from continuing operations                         (1,809,158)              (189)       (2,630,180)         (290,361)
Discontinued operations:
     Income (loss) from discontinued operations,
        net of income taxes of $0 and $80,892 respectively               -             39,439          (681,193)         (142,246)
        Gain (loss) on disposal of discontinued operations               -                  -           472,957          (856,198)
----------------------------------------------------------------------------------------------------------------------------------
Net (loss) income                                            $  (1,809,158)     $      39,250      $ (2,838,416)    $  (1,288,805)

Preferred dividends                                                (18,750)           (18,750)          (37,500)          (18,750)
----------------------------------------------------------------------------------------------------------------------------------
Net (loss) income attributable to common shareholders        $  (1,827,908)     $      20,500      $ (2,875,916)    $  (1,307,555)
----------------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic                                                            2,215,565          2,135,500         2,186,784         2,135,500
Diluted                                                          2,215,565          2,135,500         2,186,784         2,135,500

BASIC LOSS PER COMMON SHARE:
         Continuing operations                                $      (0.83)    $       (0.01)  $         (1.22)    $       (0.14)
----------------------------------------------------------------------------------------------------------------------------------
         Discontinued operations                              $      (0.00)    $        0.02   $         (0.10)    $       (0.47)
----------------------------------------------------------------------------------------------------------------------------------
         Net loss per share                                   $      (0.83)    $        0.01   $         (1.32)    $       (0.61)
----------------------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS

THREE MONTHS ENDED JUNE 30, 2001 COMPARED TO THREE MONTHS ENDED JUNE 30, 2000

     For the three months ended June 30, 2001, the Company recorded sales revenue of $1.2 million; a $6.3 million decrease from the $7.5 million recorded during the three months ended June 30, 2000. The decrease in sales at 5B Group is a result of the timing of new projects being authorized, which the Company believes is due to the economy. Additionally, $5.0 million of the $6.3 million dollar decrease, related to a one-time sale of hardware/software associated with an internet infrastructure database build out.

     Cost of sales consists of all direct labor costs and other costs, such as payroll taxes, employee benefits, outside contractors and equipment purchases, related to each project or individual sale. For the three months ended June 30, 2001, the Company recorded cost of sales of $895,000; a decrease of $5.4 million compared to the $6.3 million recorded for the three months ended June 30, 2000. The reason for this decrease is a decrease in sales and cost reduction plans.

     Selling expense consists of all sales force salaries, commissions and associated costs. Selling expense for the three months ended June 30, 2001 was $278,000, a 21% increase over the $229,000 recorded in the comparable prior period. 5B Group reported selling expenses of $260,000, or 20%, of revenue for the three months ended June 30, 2001 compared to $196,000, or 3%, of revenue for the three months ended June 30, 2000. The increase in selling expenses for 5B Group is predominantly due to a restructuring of the sales force and addition of salespeople.

     General and administrative expenses totaled $694,000 or 60%, of revenue for the three months ended June 30, 2001, representing a decrease of $258,000 compared to the $952,000, or 13%, of revenue recorded during the three months ended June 30, 2000. 5B Group reported general and administrative expenses of $592,000 or 46%, of revenue for the three months ended June 30, 2001 compared to $637,000, or 8%, of revenue for the three months ended June 30, 2000. The decrease is attributable to the Company's cost reduction plans. 5B reported general and administrative expenses of $102,000 for the three months ended June 30, 2001 compared to $315,000 for the three months ended June 30, 2000. The decrease is attributable to the Company's cost reduction plans.

     Net loss from continuing operations was $1.8 million for the three months ended June 30, 2001, which included $1,170,165 in settlement of the Klein lawsuit which is included in Other income and (expense).

SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO THREE MONTHS ENDED JUNE 30, 2000

     For the six months ended June 30, 2001, the Company recorded sales revenue of $2.8 million; a $6.6 million decrease from the $9.4 million recorded during the six months ended June 30, 2000. The decrease in sales at 5B Group is a result of the timing of new projects being authorized, which the Company believes is due to the economy. Additionally, $5.0 million, of the $6.3 million decrease, related to a one-time sale of hardware/software sales associated with an internet infrastructure database build out.

     Cost of sales consists of all direct labor costs and other costs, such as payroll taxes, employee benefits, outside contractors and equipment purchases, related to each project or individual sale. For the six months ended June 30, 2001, the Company recorded cost of sales of $2.1 million; a decrease of $5.5 million compared to the $7.6 million recorded for the six months ended June 30, 2000. The reason for this decrease is a decrease in sales and cost reduction plans.

     Selling expense consists of all sales force salaries, commissions and associated costs. Selling expense for the six months ended June 30, 2001 was $643,000, a 52% increase over the $423,000 recorded in the comparable prior period. 5B Group reported selling expenses of $575,000, or 20%, of revenue for the six months ended June 30, 2001 compared to $375,000, or 4%, of revenue for the six months ended June 30, 2000. The increase in selling expenses for 5B Group is predominantly due to the addition of more salespeople.

     General and administrative expenses totaled $1.4 million or 52%, of revenue for the six months ended June 30, 2001, representing a decrease of $300,000 compared to the $1.7 million, or 18%, of revenue recorded during the six months ended June 30, 2000. 5B Group reported general and administrative expenses of $1.3 million or 44%, of revenue for the six months ended June 30, 2001 compared to $1.1 million, or 12%, of revenue for the six months ended June 30, 2000. The decrease is attributable to the Company's cost reduction plans. 5B reported general and administrative expenses of $181,000 for the six months ended June 30, 2001 compared to $585,000 for the six months ended June 30, 2000. The decrease is attributable to the Company's cost reduction plans.

     Net loss from continuing operations was $2.6 million for the six months ended June 30, 2001, which included $1,234,956 in settlement of the Klein lawsuit which is included in Other income and (expense).